Final Pricing Term Sheet	Filed pursuant to Rule 433
To preliminary prospectus supplement	Registration number 333-220731
dated May 8, 2020	May 8, 2020

(To prospectus dated September 29, 2017)

Lincoln National Corporation

$500,000,000 3.400% SENIOR NOTES DUE 2031

$300,000,000 4.375% SENIOR NOTES DUE 2050

Final Pricing Term Sheet, dated May 8, 2020

Issuer:	Lincoln National Corporation

Title of Securities:	3.400% Senior Notes due 2031 (the “2031 Notes”) 4.375% Senior Notes due 2050 (the “2050 Notes” and, together with the 2031 Notes, the “Notes”)

Security Type:	Senior Unsecured Fixed Rate Notes

Format:	SEC Registered

Trade Date:	May 8, 2020

Settlement Date (T+5)*:	May 15, 2020

Maturity Date:	January 15, 2031 for the 2031 Notes June 15, 2050 for the 2050 Notes

Aggregate Principal Amount Offered:	$500,000,000 for the 2031 Notes $300,000,000 for the 2050 Notes

Price to the Public (Issue Price):

99.781% of the principal amount of the 2031 Notes, plus accrued interest, if any, from and including May 15, 2020, if settlement occurs after that date

99.912% of the principal amount of the 2050 Notes, plus accrued interest, if any, from and including May 15, 2020, if settlement occurs after that date

Net Proceeds (Before Expenses):

$495,655,000 for the 2031 Notes, plus accrued interest, if any, from and including May 15, 2020, if settlement occurs after that date

$297,111,000 for the 2050 Notes, plus accrued interest, if any, from and including May 15, 2020, if settlement occurs after that date

Benchmark Treasury:	UST 1.500% due February 15, 2030 for the 2031 Notes UST 2.375% due November 15, 2049 for the 2050 Notes

Benchmark Treasury Price and Yield:	107-25; 0.675% for the 2031 Notes 124-02; 1.380% for the 2050 Notes

Spread to Benchmark Treasury:	Treasury Rate plus 275 basis points for the 2031 Notes Treasury Rate plus 300 basis points for the 2050 Notes

Re-offer Yield:	3.425% for the 2031 Notes 4.380% for the 2050 Notes

Coupon:	3.400% per annum for the 2031 Notes 4.375% per annum for the 2050 Notes

Interest Payment Dates:

Semi-annually in arrears on each January 15 and July 15, commencing on July 15, 2020 for the 2031 Notes;

Semi-annually in arrears on each June 15 and December 15, commencing on December 15, 2020 for the 2050 Notes (long first coupon)

Optional Redemption:

At any time and from time to time prior to October 15, 2030 (three months prior to maturity), with respect to the 2031 Notes and December 15, 2049 (six months prior to maturity), with respect to the 2050 Notes (each such date with respect to the 2031 Notes and the 2050 Notes, the “Par Call Date”), such series of Notes will be redeemable at our option, in whole or in part, at a redemption price equal to the greater of 100% of the principal amount of the Notes to be redeemed and as determined by the quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed that would be due if such Notes matured on the applicable Par Call Date (not including any portion of such payments of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Adjusted treasury rate, plus 45 basis points with respect to the 2031 Notes and 45 basis points with respect to the 2050 Notes.

At any time and from time to time on or after the applicable Par Call Date, such series of Notes will be redeemable at our option, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to but excluding the date of redemption.

CUSIP/ISIN:	534187 BK4 / US534187BK40 for the 2031 Notes 534187 BL2 / US534187BL23 for the 2050 Notes

Ratings** (expected):	Baa1/Stable (Moody’s) / A-/Stable (S&P) / BBB+/Stable (Fitch)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC PNC Capital Markets LLC TD Securities (USA) LLC Barclays Capital Inc. Deutsche Bank Securities Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, PNC Capital Markets LLC toll-free at 1-855-881-0697 or TD Securities (USA) LLC toll-free at 1-855-495-9846.

*It is expected that delivery of the Notes will be made against payment therefor on or about May 15, 2020, which is five business days following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes on the date of pricing or the following two business days will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade their Notes on the date of pricing or the following two business days should consult their own advisor.

**An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

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